FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 30 August 2007


                               File no. 0-17630


                                CRH - Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:   Acquisition

                            N E W S   R E L E A S E



                                                                30th August 2007

                  CRH ACQUIRES REMAINING 55% OF CEMENTBOUW BV

CRH plc, the international building materials group, announced today that it has acquired the remaining 55% of Cementbouw BV not already owned by CRH. Following this buyout, CRH's investment in the business amounts to approximately EUR184 million. Cementbouw reported EBITDA of EUR26.5 million on sales of EUR213 million in 2006.

Cementbouw is a major Dutch trader in cement, fly-ash and aggregates and is one of the leading readymixed concrete producers in the Netherlands. The Company's Binding Agents & Logistics division is a major player in the Dutch cement trading and distribution market, and is also one of the leading suppliers of fly-ash in the Netherlands. The Ready Mix division operates a network of 24 well-located readymixed concrete plants primarily in the more densely populated western regions of the Netherlands. This division is also active in the trading and transport of aggregates.

Cementbouw's existing management team will continue to run the business which will become a new reporting and development platform within CRH's Europe Materials Division.


Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive

Myles Lee, Finance Director

Eimear O'Flynn, Head of Investor Relations

Maeve Carton, Group Controller



          CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland
                   TELEPHONE +353.1.4041000 FAX +353.1.4041007
        E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office,
                    42 Fitzwilliam Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  30 August 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director